Exhibit 8

LIST OF SUBSIDIARIES

NAME OF SUBSIDIARY	PERCENT OWNED
DIRECTLY OR INDIRECTLY
BY REGISTRANT

Active

Encre Consumables B.V.	100%
NUR America, Inc.	100%
NUR Asia Pacific (Hong Kong) Ltd.	100%
NUR DO Brazil Ltda.	100%
NUR Europe S.A.	100%
NUR Hungary Trading and Software Licensing Limited Liability Company	100%
NUR Macroprinters (Shanghai) Ltd.	100%
NUR Media Solutions S.A.	100%
Salsa Digital Printers Ltd.	100%
NUR Japan Ltd.	100%
NUR Pro Engineering Ltd.	50%